SECUR[illegible]ION

05038663

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| SEC FILE NUMBER |
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| 8-52945 |

FACING PAGE

## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Geneva Companies Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Irving Plaza
(No. and Street)

Irvine CA 92614
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Zarnowski (212) 816-5788
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *If individual, state last, first, middle name)*

355 South Grand Avenue Los Angeles CA 90071
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. D.C. 202 SECTION

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.* See Section 240. 17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

February 23, 2005

We do hereby affirm that to the best of our knowledge and belief, the attached financial statements as of December 31, 2004 and supplementary schedules pertaining to The Geneva Companies Inc. are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. We further affirm that the accompanying financial statements and supplementary schedules have been or will be made available to all members or allied members of the organization.

Deborah Larrison
President and Chief Operating Officer

Mark T. Meyer
Chief Financial Officer

Subscribed and sworn to before me
this 23 day of February 2005.
State of California
County of Orange

ANNA M. FRUGE
Commission # 1493896
Notary Public - California
Orange County
My Comm. Expires Jun 7, 2008

Anna M. Frugé, Notary Public

KPMG

**KPMG LLP**
345 Park Avenue
New York, NY 10154



## Independent Auditors' Report

The Board of Directors and Stockholder
The Geneva Companies Inc.:

We have audited the accompanying consolidated statement of financial condition of The Geneva Companies Inc., (an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc.) and subsidiary as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Geneva Companies Inc. and subsidiary as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 25, 2005

# THE GENEVA COMPANIES INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2004

(In thousands, except share information)

## Assets

| | | |
|---|---|---|
| Cash | $ | 36,019 |
| Accounts receivable | | 2,208 |
| Due from related parties | | 2,712 |
| Other receivables | | 439 |
| Property and equipment, net | | 451 |
| Other assets | | 2,209 |
| Total assets | $ | 44,038 |

## Liabilities and Stockholder's Equity

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | 6,726 |
| Due to affiliate | | 5,352 |
| Deferred revenue | | 4,667 |
| Other liabilities | | 229 |
| Total liabilities | | 16,974 |
| Stockholder's equity: | | |
| Common stock, $0 par value. Authorized, issued, and outstanding 200 shares | | — |
| Additional paid-in capital | | 43,085 |
| Accumulated deficit | | (16,277) |
| Accumulated changes in equity from non-owner sources: | | |
| Cumulative foreign currency translation adjustments | | 256 |
| Total stockholder's equity | | 27,064 |
| Total liabilities and stockholder's equity | $ | 44,038 |

The accompanying notes are an integral part of this consolidated statement of financial condition.

## (1) Organization and Business Description

The Geneva Companies Inc. and its wholly-owned subsidiary, Geneva Merger & Acquisition Services of Canada (the "Company") is a registered broker-dealer with the U.S. Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company's primary business activities consist of conducting seminars and providing clients with evaluation and merger and acquisition services. The Company maintains offices in Southern California, New York, Illinois, Florida, Texas, Pennsylvania, Ohio, Washington, and Ontario, Canada.

The accompanying consolidated statement of financial condition includes the accounts of the Company, a wholly-owned subsidiary of Citigroup Financial Products Inc. (the "Parent"). The Company's ultimate parent is Citigroup Inc. All material intercompany transactions and balances have been eliminated in consolidation.

## (2) Summary of Significant Accounting Policies

### *(a) Cash*

The Company's cash on deposit is subject to credit risk in relation to cash deposited with financial institutions in excess of the amounts insured by the FDIC.

### *(b) Property and Equipment*

Office equipment, furniture, and fixtures are stated at cost and depreciated on a straight-line basis over their estimated useful lives, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the remaining terms of the related leases or the useful lives of such improvements, whichever is shorter.

### *(c) Foreign Currency Translation*

The assets and liabilities of the Company's Canadian subsidiary have been translated into U.S. dollars at the current rate of exchange existing at year-end.

### *(d) Use of Estimates in the Preparation of Financial Statements*

The consolidated statement of financial condition has been prepared in accordance with the accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated statement of financial condition. Actual results could differ from those estimates.

## (3) Property and Equipment

The major classifications of fixed assets at December 31, 2004 were as follows:

| | | |
|---|---|---|
| Furniture and fixtures | $ | 1,275 |
| Computer equipment | | 3,738 |
| Leasehold improvements | | 955 |
| | | 5,968 |
| Less accumulated deprecation and amortization | | (5,517) |
| | $ | 451 |

## (4) Related Party Transactions

### *(a) Due from related parties*

Due from related parties represents amounts paid by the Company for refunds, turnbacks and cancellations that relate to clients with contract dates prior to the 2001 acquisition by CFPI and which are receivable from The Geneva Companies LLC., an affiliated company.

### *(b) Due to affiliates*

The Company has a service agreement with Citigroup Global Markets Inc. ("CGMI") in which CGMI provides office space, equipment and other administrative support. Direct expenses of the Company are paid by CGMI and are charged to the Company. Other expenses are allocated to the Company based on identified use. Both direct and allocated expenses are settled through the intercompany account.

## (5) Income Taxes

Under income tax allocation agreements with the Parent and Citigroup, the Company's U.S. Federal, state, local, and foreign income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Under the tax-sharing agreement, the Parent has agreed to purchase all tax assets and reimburse all tax liabilities for the Company; as such, the Company retains no deferred tax assets or liabilities.

(In thousands)

## (6) Commitments and Contingencies

The Company is obligated under various operating leases for office space and equipment. Future minimum annual lease payments under these arrangements are as follows:

| | | |
|---|---|---|
| 2005 | $ | 3,054 |
| 2006 | | 2,994 |
| 2007 | | 546 |
| 2008 | | 247 |
| Thereafter | | - |
| | $ | 6,841 |

The Company is subject to various pending and threatened legal actions which arise in the normal course of business. In the opinion of management, the disposition of claims currently pending and threatened will not have a material adverse effect on the Company.

## (7) Capital Requirements

The Company, as a broker-dealer is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1). Under the alternative method permitted by this rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2004, the Company had net capital of $19,363 which exceeded the minimum requirement by $19,113.

## (8) Employee Benefit Plans

### (a) *Retirement Plans*

The Company participates in a noncontributory defined benefit pension plan with Citigroup which covers certain U.S. and non-U.S. employees. In addition, the Company also participates in a defined contribution employee savings plan covering certain eligible employees.

### *(b) Health Care & Life Insurance*

The Company, through Citigroup, provides certain health care and life insurance benefits for its active employees, qualifying retired U.S. employees and certain non-U.S. employees who reach the retirement criteria specified by the various plans.

### *(c) Employee Incentive Plans*

The Company participates in a stock option plan sponsored by Citigroup that provides for the granting of stock options in Citigroup common stock to officers and key employees. The Company also participates in a restricted stock plan through Citigroup under which stock of Citigroup is issued

in the form of restricted stock to participating officers and employees. The restricted stock generally vests after a two- or three-year period. Except under limited circumstances, during the period the stock cannot be sold or transferred by the participant, who is required to render service during the period. Certain participants may elect to receive part of their awards in restricted stock and part in stock options. Unearned compensation associated with the restricted stock grants is included in "Other assets" in the consolidated statement of financial condition and represents the market value of Citigroup common stock at the date of grant and is recognized as a charge to income ratably over the vesting period.

## (9) Subsequent Event

On February 10, 2005, the Company changed its name to Citigroup Geneva Capital Strategies Inc.

KPMG

**KPMG LLP**
345 Park Avenue
New York, NY 10154

**Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5**

The Board of Directors and Stockholder
The Geneva Companies Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of The Geneva Companies Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected

within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2005